                           CHOATE, HALL & STEWART LLP

                                 EXCHANGE PLACE
                                53 STATE STREET
                        BOSTON, MASSACHUSETTS 02109-2804

                        T(617) 248-5000 F(617) 248-4000
                                 www.choate.com






                                                              May 6, 2005



BY EDGAR AND FACSIMILE:  (202-772-9203)

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Mara L. Ransom, Special Counsel

         RE:      SIERRA PACIFIC RESOURCES
                  SCHEDULE TO-I FILED APRIL 15, 2005
                  SEC FILE NO. 5-44979

                  FORM S-4 FILED APRIL 15, 2005
                  SEC FILE NO. 333-124083

Ladies and Gentlemen:

         On behalf of Sierra Pacific Resources (the "Company"), we are submitting this letter in response to your comment letter dated April 27, 2005 (the "Comment Letter") with respect to the Company's Registration Statement on Form S-4 (the "Registration Statement") and the Company's Schedule TO-I (the "Schedule TO"), both of which are referenced above and relate to the Company's offer to exchange new Premium Income Equity Securities ("PIES") in the form of Corporate PIES, together with a cash exchange fee, for its outstanding PIES in the form of Corporate PIES. The Company filed Amendment No. 1 (the "S-4/A") to the Registration Statement and its Amendment No. 1 to Schedule TO with the SEC today, on EDGAR.

         The following sets forth the Company's responses to the comments included in your letter dated April 27, 2005 relating to the Registration Statement and the Schedule TO. For ease of reference, your comments are set forth below in bold, followed by the Company's responses. Page references included in the body of the Company's responses are to the S-4/A.
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May 6, 2005
Page 2


                                  SCHEDULE TO-I

1. SUPPLEMENTALLY ADVISE US AS TO WHAT CONSIDERATION YOU HAVE GIVEN AS TO WHETHER THE EXCHANGE OF OLD PIES FOR NEW PIES WILL HAVE A GOING PRIVATE EFFECT, PURSUANT TO RULE 13E-3(A)(3)(II).

         The Company supplementally advises you that the exchange of Old PIES for New PIES will not have a going private effect under Rule 13e-3b(a)(3)(ii) for the following reasons:

         (1) the Company does not have any class of equity securities subject to section 12(g) or section 15(d) of the Securities Exchange Act of 1934; and

         (2) the Company has limited the amount of Old PIES that will be accepted in the exchange offer to ensure the continued listing of the Old PIES on the NYSE, and the exchange offer will not otherwise have a reasonable likelihood of having a direct or indirect impact on the continued listing of the Company's only other listed equity security, its Common Stock, par value $1.00 per share, which is listed on the NYSE.

Exhibit (a)(5)

2. WE NOTE YOUR INDICATION THAT THIS EXHIBIT WAS FILED PURSUANT TO RULE 425, HOWEVER, WE FIND NO RECORD OF THIS SUBMISSION HAVING BEEN MADE ON EDGAR. PLEASE ADVISE.

         The Company's press release dated April 15, 2005, announcing the exchange offer, which was filed as exhibit 99(a)(5) to the Company's Schedule TO filed on April 15, 2005, was not filed pursuant to Rule 425 because it was prepared in accordance with Rule 134, not Rule 135, of the Securities Act of 1933. The Company will amend the description of the exhibit accordingly.

                                    FORM S-4

Fee Table

3. PLEASE SUPPLEMENTALLY EXPLAIN HOW YOU ARRIVED AT THE MAXIMUM NUMBER OF SHARES THAT COULD BE ISSUED UPON SETTLEMENT OF THE PURCHASE CONTRACTS. FURTHER, FOOTNOTE (4) SHOULD BE REVISED TO EXPLAIN HOW YOU ARRIVED AT THE CORRESPONDING FILING FEE OF $21,588 FOR THE REGISTRATION OF THE COMMON STOCK.

         The number of shares of the Company's Common Stock that are issuable upon settlement of the purchase contract component of the New PIES ranges from
3.0084 shares to 3.6101 shares per New PIES, depending on the average closing price of the Company's Common Stock on each of the twenty consecutive trading days ending three trading days prior to November 15, 2005. The maximum number of shares to be issued upon settlement of the New PIES was determined by multiplying the maximum amount of shares that could be issued for each New
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May 6, 2005
Page 3


PIES (3.6101) by the maximum number of Old PIES sought in the exchange offer (4,704,350). Thus, 3.6101 x 4,704,350 = 16,983,174.

         The filing fee for the Common Stock being registered on the Form S-4 was calculated based upon the average of the high and low prices reported on the NYSE as of April 14, 2005, in accordance with Rule 457(c) under the Securities Act of 1933. Upon further examination, the Company has determined that the filing fee for the Common Stock should be calculated based on the actual consideration ($50 per PIES) to be received by the Company for its Common Stock issuable upon settlement of the purchase contract component of the New PIES, in accordance with Rule 457(i) under the Securities Act of 1933. Accordingly, the filing fee to be paid with respect to the Common Stock has been increased to $27,686. The incremental increase in the filing fee of $6,098 has been paid to the SEC as a supplemental filing fee in connection with the filing of the Company's S-4/A.

         Footnote 4 has been revised to explain how the Company arrived at the corresponding filing fee for the registration of its Common Stock.

4. WE PRESUME THAT THIS PROSPECTUS MAY BE USED BY THE REMARKETING AGENT TO REMARKET THE SENIOR NOTES. IF SO, PLEASE INCLUDE APPROPRIATE DISCLOSURES IN THE PROSPECTUS ABOUT THIS PLAN OF DISTRIBUTION AND INCLUDE A REFERENCE IN THE FEE TABLE TO THE FACT THAT THIS REGISTRATION STATEMENT IS ALSO COVERING ANY FUTURE REMARKETING OF THE SENIOR NOTES.

         The Company previously filed a shelf registration statement on Form S-3, File No. 333-123835, on April 4, 2005, relating to debt securities. It is the Company's present intention to use that registration statement for, among other things, the remarketing of the Senior Notes associated with the New PIES. In any event, the Company will not use the prospectus in the Registration Statement for the remarketing of the Senior Notes.

5. PLEASE SEPARATELY IDENTIFY THE RIGHTS ATTACHED TO THE COMMON STOCK YOU ARE ISSUING IN THE FEE TABLE SO IT IS CLEAR THAT THEY ARE BEING REGISTERED AT THIS TIME. SEE PARAGRAPH G.109 OF OUR MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS.

         In accordance with your comment, the Company has separately identified the rights attached to its Common Stock in the revised fee table filed as part of the S-4/A.

Cover Page

6. WE NOTE THAT YOU HAVE ELECTED TO COMMENCE THIS EXCHANGE OFFER EARLY, PURSUANT TO RULE 162. ALTHOUGH A PRELIMINARY PROSPECTUS USED TO COMMENCE AN EXCHANGE OFFER EARLY MUST INCLUDE THE LEGEND REQUIRED BY RULE 501(B)(10) OF REGULATION S-K, THE LANGUAGE IN THE LEGEND MUST BE APPROPRIATELY TAILORED AND THUS MAY NOT STATE THAT THE PROSPECTUS IS NOT COMPLETE. FOR AN EXAMPLE OF LANGUAGE THAT MAY BE USED IN THE "RED HERRING" LEGEND IN AN EARLY COMMENCEMENT EXCHANGE OFFER, PLEASE SEE Q&A 2
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May 6, 2005
Page 4


         IN PAR I.E IN THE THIRD SUPPLEMENT (JULY 2001) THE DIVISION OF CORPORATION FINANCE'S MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS, AVAILABLE ON THE SEC'S WEB SITE AT WWW.SEC.GOV.

         In accordance with your comment, the Company has changed the "red herring" legend on the front cover of the exchange offer prospectus as filed in the S-4/A. Also, as mentioned to you in our telephone conference with you, the "red herring" legend on the Registration Statement was corrected prior to the initial distribution of the exchange offer prospectus.

7. PLEASE DISCLOSE ON THE COVER PAGE, SUMMARY OR EQUALLY PROMINENT SECTION OF THE FILING THE AGGREGATE AMOUNT OF INDEBTEDNESS THAT WILL RANK SENIOR TO OR EQUALLY WITH THE SENIOR NOTES AS OF THE DATE OF YOUR LATEST BALANCE SHEET. ALSO, DISCLOSE THE AMOUNT OF ADDITIONAL SENIOR DEBT YOU MAY INCUR AS OF SUCH DATE.

         In accordance with your comment, the Company has revised the Registration Statement on pages 2, 3 and 33 to disclose that the total amount of indebtedness that the Company has outstanding that ranks equally with the senior notes associated with the New PIES and the total amount of indebtedness that it may incur as of December 31, 2004.

Questions and Answers About the Exchange Offer, page iii

8. SEE "WHO CAN PARTICIPATE IN THE EXCHANGE OFFER?" WE NOTE YOUR INDICATION THAT YOU ARE NOT SEEKING TO EXCHANGE ANY OLD PIES THAT ARE TREASURY PIES, HOWEVER, CORPORATE PIES, WHICH YOU ARE ACCEPTING, MAY BE RECREATED FROM TREASURY PIES. PLEASE EXPLAIN WHY YOU BELIEVE IT IS APPROPRIATE TO EXCLUDE CERTAIN OLD PIES HOLDERS UNDER RULE 13E-4(F)(8).

         The exchange offer is open to all Old PIES holders so long as they tender their PIES in the form of Corporate PIES. The Company does not seek to exchange any Treasury PIES because the Treasury PIES cannot be converted to New PIES. Each Treasury PIES is comprised of a purchase contract for the Company's Common Stock and a 1/20th beneficial ownership interest in a zero-coupon U.S. Treasury Security. The senior note previously associated with that PIES unit is held separately upon conversion of a Corporate PIES to a Treasury PIES. If a Treasury PIES holder were to tender Treasury PIES, the Company would not be able to make the exchange because the Company cannot separately substitute a new senior note for the treasury security. In addition, the Company would not be able to modify the terms of the senior note that was previously associated with the tendered Treasury PIES because the Company would need to obtain the consent of the holders of all senior notes associated with the Old PIES to change the maturity date, the redemption provisions and the interest payment provisions.

         Currently, there are no Treasury PIES holders outstanding. If a holder of Corporate PIES were to create Treasury PIES prior to the expiration of the exchange offer, such holder would have the ability to recreate Corporate PIES from his Treasury PIES in accordance with the terms of the PIES and participate in the exchange offer.
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May 6, 2005
Page 5


9. SEE "WHY ARE WE MAKING THE EXCHANGE OFFER?" PLEASE REVISE TO ELABORATE ABOUT THE "FAVORABLE MARKET CONDITIONS" THAT ARE CAUSING YOU TO CONDUCT THE EXCHANGE OFFER. IN LIGHT OF THE FACT THAT THE OLD PIES MAY BE REMARKETED IN AUGUST, WHY DO YOU BELIEVE IT IS NECESSARY TO OFFER TO EXCHANGE NEW PIES THAT MAY BE REMARKETED SOONER? SEE ITEM 1006(A) OF REGULATION M-A.

         In accordance with your comment, the Company has revised the Registration Statement on pages iii and 2 to explain that the Company's primary reason for making the exchange offer is to allow the Company more flexibility to change the terms of the senior notes associated with the PIES at the time of the remarketing the senior notes.

10. SEE "WILL SIERRA PACIFIC EXCHANGE ALL OF THE OLD PIES TENDERED?" WE NOTE YOUR INDICATION THAT YOU INTEND THE OLD PIES TO CONTINUE TO BE LISTED ON THE NYSE AND, ACCORDINGLY, THAT YOU WILL REDUCE THE NUMBER OF OLD PIES YOU WILL ACCEPT FOR EXCHANGE IF ACCEPTING ALL WOULD TRIGGER A DE-LISTING. HERE AND IN YOUR DISCUSSION THAT APPEARS UNDER "CONDITIONS TO THE EXCHANGE OFFER," PLEASE REVISE TO EXPLAIN HOW YOU WILL DETERMINE THE LOWER AMOUNT THAT WILL BE ACCEPTED.

         In accordance with your comment, the Company has revised the Registration Statement on page v. The current maximum number of Old PIES that will be exchanged (4,704,350, or 97.9% of the outstanding Old PIES) is based on the NYSE's current standards for continued listing that require at least $5 million of securities (or 100,000 PIES) to remain outstanding to avoid delisting. If the NYSE increased the minimum dollar threshold for continued listing, the Company would accordingly lower the maximum number of Old PIES that may be exchanged so that the required dollar amount of Old PIES would remain outstanding.

Special Note Regarding Forward-Looking Statements, page vi

11. WE NOTE YOUR REFERENCE TO THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. WE REMIND YOU THAT THE SAFE HARBOR PROTECTIONS FOR FORWARD-LOOKING STATEMENTS CONTAINED IN THE FEDERAL SECURITIES LAWS DO NOT APPLY TO STATEMENTS MADE IN CONNECTION WITH A TENDER OFFER. SEE
         SECTION 27A(B)(2)(C) OF THE SECURITIES ACT OF 1933 AND REGULATION M-A TELEPHONE INTERPRETATION M.2 AVAILABLE AT WWW.SEC.GOV IN THE JULY 2001 SUPPLEMENT TO THE DIVISION OF CORPORATION FINANCE'S MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS. PLEASE REMOVE YOUR REFERENCE TO SUCH SAFE HARBOR PROVISIONS AND AVOID MAKING REFERENCE TO THE SAFE HARBOR IN FUTURE COMMUNICATIONS TO SECURITY HOLDERS.

May 6, 2005
Page 6


         In accordance with your comment, the Company has revised the Registration Statement on page vii to remove the reference to the Private Securities Litigation Reform Act of 1995.

Summary, page 1

12. REVISE THE INTRODUCTORY PARAGRAPH TO MAKE CLEAR THAT THE SUMMARY HIGHLIGHTS MATERIAL INFORMATION WITH RESPECT TO SIERRA PACIFIC, THE EXCHANGE OFFER AND THE NEW PIES, RATHER THAN "LIMITED INTRODUCTORY INFORMATION."

         In accordance with your comment, the Company has revised the Registration Statement on page 1 to make clear that the summary highlights material information with respect to the Company, the exchange offer and the new PIES, rather than "limited introductory information."

Material Differences Between the Old PIES and New PIES, page 7

13. YOU INDICATE HERE AND THROUGHOUT THE PROSPECTUS THAT "CERTAIN TERMS" OF THE SENIOR NOTES MAY BE MODIFIED IN CONNECTION WITH THE REMARKETING OF THE SENIOR NOTES, INCLUDING THE MATURITY DATE, THE REDEMPTION PROVISIONS, THE INTEREST PAYMENT DATES AND THE ADDITION OF COVENANTS APPLICABLE TO THE SENIOR NOTES. PLEASE REVISE TO CLARIFY WHETHER THE TERMS YOU HAVE MENTIONED ARE ALL OF THE TERMS THAT MAY BE MODIFIED OR ONLY "CERTAIN" OF THEM. FURTHER, IF POSSIBLE, GIVE READERS SOME SENSE AS TO HOW THEY MAY BE MODIFIED.

         In accordance with your comment, the Company has revised the Registration Statement on the cover page and pages iii, 2, 7 and 73. The Company has listed the material terms of the notes that are expected to change and noted that other technical changes may be made to the terms of the notes. We have advised the readers, on pages iii and 2 of the Registration Statement, that the terms of the senior notes upon remarketing are likely to resemble the terms of our 8 5/8% Senior Notes due 2014, which were issued on March 19, 2004.

Risk Factors, page 22

14. WE NOTE YOUR RISK THAT "THE SENIOR NOTES WILL BE EFFECTIVELY SUBORDINATED TO ANY SECURED DEBT THAT WE MAY ISSUE AND TO THE LIABILITIES OF OUR SUBSIDIARIES." STATE, IF TRUE, THAT THE ABILITY OF YOU AND YOUR SUBSIDIARIES TO INCUR ADDITIONAL INDEBTEDNESS IS UNLIMITED UNDER THE INDENTURE.

         In accordance with your comment, the Company has revised the Registration Statement on page 31 to delete the reference to secured debt and to state the Company's ability and the ability of the Company's subsidiaries to incur additional indebtedness under the senior notes Indenture on pages 2, 31, 33, 72 and 73.

May 6, 2005
Page 7


Sierra Pacific Resources, page 33

15. PLEASE PROVIDE SUPPORT FOR YOUR STATEMENT THAT YOU ARE "AMONG THE FASTEST GROWING UTILITIES IN THE UNITED STATES" AND INDICATE BY WHAT MEASURE YOU ARE STATING THIS GROWTH. SEE ALSO, YOUR STATEMENT THAT "YOU WILL RANK AMONG THE TOP 10 LARGEST TRANSMISSION COMPANIES IN THE UNITED STATES" IN TERMS OF TOTAL ASSETS.

         The Company has deleted the statements set forth in your comments.

Selected Financial Information, page 37

16. WE NOTE THAT YOU HAVE INCORPORATED BY REFERENCE THE FINANCIAL INFORMATION REQUIRED BY ITEM 1010(A) OF REGULATION M-A AND HAVE PROVIDED SOME OF THE SUMMARY INFORMATION REQUIRED BY ITEM 1010(C) OF REGULATION M-A. IT DOES NOT, HOWEVER, APPEAR THAT YOU HAVE INCLUDED ALL OF THE SUMMARY INFORMATION REQUIRED BY ITEM 1010(C); SPECIFICALLY, IT DOES NOT APPEAR THAT ITEM 1010(C)(5) HAS BEEN PROVIDED. PLEASE REVISE TO INCLUDE THIS INFORMATION.

         In accordance with your comment, the Company has revised the Registration Statement on page 39 to include the book value per share of the Company's Common Stock as of December 31, 2004.

The Exchange Offer, page 40

         Conditions to the Exchange Offer, page 41

17. IT IS NOT CLEAR FROM THE DISCLOSURE BY WHEN THE CONDITIONS MUST BE SATISFIED. PLEASE REVISE THE DISCLOSURE TO MAKE CLEAR THAT ALL CONDITIONS TO THE OFFER MUST BE SATISFIED OR WAIVED ON OR BEFORE THE EXPIRATION OF THE OFFER.

         In accordance with your comment, the Company has revised the Registration Statement on page 42 to state that the conditions to the offer must be satisfied or waived before or at the time of the expiration of the exchange offer.

18. A TENDER OFFER MAY ONLY BE SUBJECT TO CONDITIONS THAT ARE DRAFTED WITH SUFFICIENT SPECIFICITY TO ALLOW FOR OBJECTIVE VERIFICATION THAT THE CONDITIONS HAVE BEEN SATISFIED. IN THIS REGARD, WE NOTE THE FOLLOWING:

         - THE REFERENCE TO "NO LIKELIHOOD" THAT THE ACCEPTANCE FOR EXCHANGE OF THE OUTSTANDING OLD PIES WILL CAUSE THE OUTSTANDING OLD PIES TO BE DE-LISTED - CONSIDER REVISING TO REFLECT EXACTLY THE CIRCUMSTANCES UNDER WHICH THE OLD PIES WILL BE DE-LISTED, AS DISCUSSED IN THE PARAGRAPH THAT FOLLOWS THESE BULLET POINTS;

         -  THE REFERENCE TO "THREATENED" IN THE SECOND SET OF BULLET POINTS;
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May 6, 2005
Page 8


         -  THE REFERENCE TO "MIGHT" IN THE SECOND SET OF BULLET POINTS.

         PLEASE REVISE TO CLARIFY THE CONDITIONS IN ACCORDANCE WITH THIS
COMMENT.

         In accordance with your comment, the Company has revised the Registration Statement on page 42 to clarify that the NYSE listing condition will not be met if the Company is informed by the NYSE that the exchange offer, as currently contemplated, will cause the outstanding Old PIES to be delisted from the NYSE. The Company has also revised page 43 of the Registration statement to delete "threatened" and "might" as noted in your comment above.

19. WE NOTE YOUR INDICATION THAT YOU MAY POSTPONE THE ACCEPTANCE FOR EXCHANGE OF OLD PIES VALIDLY TENDERED, IF ANY ONE OF THE CONDITIONS DESCRIBED "IS NOT SATISFIED OR ANY ONE OF THE FOLLOWING CONDITIONS HAS OCCURRED, AND THE OCCURRENCE THEREOF HAS NOT BEEN WAIVED BY YOU..." PLEASE CONFIRM THAT, IN THE EVENT YOU REASONABLY DETERMINE THAT ONE OF YOUR CONDITIONS HAS BEEN TRIGGERED, YOU WILL IMMEDIATELY ADVISE SECURITY HOLDERS AS TO WHETHER YOU WILL WAIVE THE CONDITION OR TERMINATE THE OFFER. YOU MAY OTHERWISE POSTPONE THE OFFER INDEFINITELY.

         The Company confirms that if it reasonably determines that one of the conditions has been triggered, it will promptly advise the PIES holders as to whether it will waive the condition or terminate the offer.

20. SEE THE LAST PARAGRAPH IN THIS SECTION. WE NOTE YOUR INDICATION HERE AND IN THE SUMMARY SECTION THAT YOU MAY TERMINATE THE OFFER IN THE EVENT THAT YOU BELIEVE THAT YOU "WILL NOT BE ABLE TO ACHIEVE [Y]OUR INTENDED BENEFIT FROM THE EXCHANGE OFFER BECAUSE OF REASONS SUCH AS (I) LOW TENDER RESPONSE TO THE EXCHANGE OFFER..., (II) LESS FAVORABLE MARKET CONDITIONS A THE TIME OF THE EXPIRATION..., AND (III) DELAYS IN [Y]OUR ABILITY TO CONSUMMATE THE EXCHANGE OFFER ON OR ABOUT THE TIME CURRENTLY CONTEMPLATED..." PLEASE REVISE TO CLARIFY WHETHER THIS IS AN ADDITIONAL CONDITION TO THE OFFER, AS IT IS NOT SET FORTH AMONG THE REST OF THE BULLET POINTS DESCRIBED ABOVE. FURTHER, CONSISTENT WITH COMMENT 18 ABOVE, THIS CONDITION IS TOO VAGUELY DRAFTED TO BE OBJECTIVELY VERIFIABLE BY SHAREHOLDERS. FOR EXAMPLE, WHAT ARE THE "INTENDED BENEFITS" OF THE OFFER? IF YOU HAVE A MINIMUM TENDER CONDITION OF 100,000 OLD PIES, WHY DO YOU ALSO NEED A CONDITION THAT DOES NOT QUANTIFY THE AMOUNT NEEDED TO TENDER AND INSTEAD MAKES A REFERENCE TO A QUANTITY THAT IS "NOT SUFFICIENT IN AMOUNT" TO IMPROVE YOUR DEBT MATURITY PROFILE? WHAT ARE THE "LESS FAVORABLE MARKET CONDITIONS" TO WHICH YOU ARE MAKING REFERENCE? WHAT IS THE TIMETABLE YOU ARE CURRENTLY CONTEMPLATING? PLEASE SUBSTANTIALLY REVISE THIS PARAGRAPH TO CLARIFY THIS CONDITION.

         In accordance with your comment, the Company has revised the Registration Statement on page 43.

May 6, 2005
Page 9



         Extension, Delay in Acceptance, Amendment or Termination, page 43

21. YOU REFER TO "APPLICABLE LAW" IN THE FIRST TWO BULLET POINTS OF THIS SECTION. PLEASE REVISE TO MAKE SPECIFIC REFERENCE TO THE RESTRICTIONS POSED BY APPLICABLE LAW. FOR EXAMPLE, REFER TO THE REQUIREMENT THAT YOU PAY PROMPTLY, IN ACCORDANCE WITH RULES 13E-4(F)(5) AND 14E-1(C).

         The Company has revised the Registration Statement to delete the references to "applicable law" on page 44 and to add the reference to Rules 13e-4(f)(5) and 14e-1(c) of the Securities Exchange Act of 1934 on page 48.

United States Federal Income Tax Consequences, page 85

         U.S. Holders, page 86

22. SEE THE FIRST PARAGRAPH UNDER "TAX CONSEQUENCES FOR U.S. HOLDERS PARTICIPATING IN THE EXCHANGE OFFER." WE NOTE YOUR INDICATION THAT "THE BETTER VIEW" IS THAT THE SENIOR NOTES AND THE PURCHASE CONTRACTS ARE TREATED AS SEPARATE ASSETS. PLEASE REVISE TO CLARIFY WHAT YOU MEAN BY THIS. DOES THIS "BETTER VIEW" CONSTITUTE COUNSEL'S OPINION? IN THE SAME PARAGRAPH, PLEASE ALSO REMOVE THE REFERENCE TO "SHOULD BE" WITH RESPECT TO THE DETERMINATION AS TO AN EXCHANGE AND INCLUDE A MORE DEFINITIVE STATEMENT AS TO COUNSEL'S OPINION.

         In accordance with your comment, the Company has revised the Registration Statement on page 87.

23. SEE THE PENULTIMATE PARAGRAPH UNDER "TAX CONSEQUENCES FOR U.S. HOLDERS PARTICIPATING IN THE EXCHANGE OFFER." YOU STATE THAT YOU "INTEND TO TAKE THE POSITION..." BUT PREVIOUSLY THE DISCLOSURE INDICATES THAT THIS DISCUSSION CONSTITUTES THE OPINION OF COUNSEL. PLEASE REVISE TO STATE THAT COUNSEL, AS IDENTIFIED, IS OPINING ON THIS ISSUE AS A REGISTRANT IS NOT PERMITTED TO RENDER AN OPINION CONCERNING THE TAX CONSEQUENCES OF A TRANSACTION. SEE ALSO SIMILAR STATEMENTS ON PAGE 5, 89 AND 91.

May 6, 2005
Page 10



         In accordance with your comment, the Company has revised the Registration Statement on pages 5, 90 and 94 to remove the references to the Company's position with respect to the tax treatment of various aspects of the exchange offer. The Company has added statements on pages 87, 88 and 90 referring to counsel's opinion regarding the tax issues associated with the exchange offer.

24. IN THE SAME PARAGRAPH, PLEASE REMOVE THE STATEMENT THAT ASSUMES THAT "THE POSITIONS SIERRA PACIFIC INTENDS TO TAKE ARE CORRECT" AS IT IS NOT APPROPRIATE TO ASSUME A LEGAL CONCLUSION THAT UNDERLIES THE OPINION. SEE ALSO, THE FIRST PARAGRAPH UNDER "POSSIBLE ALTERNATIVE CHARACTERIZATIONS OF THE EXCHANGE" WHERE IT IS ASSUMED THAT THE SENIOR NOTES AND THE PURCHASE CONTRACTS WILL BE TREATED AS SEPARATE ASSETS, THE EXCHANGE OF OLD FOR NEW PIES AND CASH WILL BE TREATED AS AN EXCHANGE AND THE EXCHANGE OF OLD NOTES FOR NEW NOTES AND THE EXCHANGE FEE IS A RECAPITALIZATION, ALL OF WHICH ARE LEGAL CONCLUSIONS UNDERLYING THE OPINION AND MAY NOT BE ASSUMED.

         In accordance with your comment, the Company has revised the Registration Statement on page 88 to eliminate the statement that "the positions Sierra Pacific intends to take are correct" and to eliminate the assumptions under "Possible Alternative Characterizations of the Exchange."

Incorporation of Information We File With the Securities and Exchange Commission, page 98

25. ALTHOUGH FORM S-4 MAY ALLOW YOU TO INCORPORATE BY REFERENCE TO PERIODIC REPORTS FILED AFTER A REGISTRATION STATEMENT, SCHEDULE TO DOES NOT PERMIT SUCH "FORWARD" INCORPORATION. THEREFORE, IF YOU INTEND TO INCORPORATE BY REFERENCE FUTURE INFORMATION, SUCH AS INFORMATION RELATING TO THE EXCHANGE OFFER, PLEASE ENSURE THAT YOU WILL AMEND THE SCHEDULE TO TO EXPRESSLY DO SO BY SPECIFIC REFERENCE TO SUCH INFORMATION.

         In accordance with your comment, the Company will amend the Schedule TO from time to time to expressly incorporate by reference any periodic reports filed after the Schedule TO.

26. WE NOTE THAT YOU INCORPORATE BY REFERENCE ANY FILINGS THAT YOU MAKE AFTER THE DATE OF FILING THE INITIAL REGISTRATION STATEMENT AND PRIOR TO THE EFFECTIVENESS. IT APPEARS THAT YOU ARE RELYING ON PARAGRAPH H.69 OF OUR MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS. SINCE THAT POSITION IS AVAILABLE ONLY WHERE NO PRE-EFFECTIVE AMENDMENTS WILL OTHERWISE BE REQUIRED, IT WILL NOT BE AVAILABLE FOR THIS PROSPECTUS. PLEASE REMOVE THIS LANGUAGE.

         In accordance with your comment, the Company has revised the Registration Statement on page 99 to remove the reference to filings incorporated by reference after the date of the initial registration statement and before the effectiveness of the registration statement.

May 6, 2005
Page 11



Item 22.  Undertakings, page II-2

27. PLEASE REVISE TO PROVIDE THE UNDERTAKINGS REQUIRED BY ITEM 512(A) OF REGULATION S-K. THESE ARE THE UNDERTAKINGS REGARDING RULE 415 OFFERINGS. THE UNDERTAKINGS ARE NECESSARY BECAUSE YOU HAVE STATED THAT YOU CAN EXTEND THE EXPIRATION DATE OF THE OFFER. BECAUSE IT IS POSSIBLE THAT YOUR OFFERINGS MIGHT CONTINUE FOR MORE THAN 30 DAYS AFTER EFFECTIVENESS OF THE REGISTRATION STATEMENT AND, THEREFORE, FAIL WITHIN RULE 415(A)(1)(IX), YOU MUST INCLUDE THE ITEM 512(A) UNDERTAKINGS.

         In accordance with your comment, the Company has revised the Registration Statement on page II-2 to include the Item 512(a) undertakings.

Exhibit 99.1

28. SEE INSTRUCTION 7. PLEASE REVISE THE DISCLOSURE THAT APPEARS HERE TO CLARIFY THAT YOU WILL RETURN THE OLD PIES NOT ACCEPTED FOR EXCHANGE "PROMPTLY," NOT "AS SOON AS POSSIBLE," FOLLOWING THE EXPIRATION DATE, AS YOU HAVE INDICATED IN THE PROSPECTUS. REFER TO RULES 13E-4(F)(5) AND 14E-1(C).

         In accordance with your comment, the Company has revised the Form of the Letter of Transmittal on page 11 to clarify that it will promptly return Old PIES not accepted for exchange in accordance with Rules 13e-4(f)(5) and 14e-1(c) of the Securities Exchange Act of 1934.

                                   * * * * * *

         Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (617) 248-5043, James W. Hackett at (617) 248-2133, or to Eunice Kim Chapon at (617) 248-5256. Thank you.

                                                 Sincerely

                                                 /s/ William C. Rogers

                                                 William C. Rogers

cc:      Michael W. Yackira
         James A. McDaniel, Esq.
         James W. Hackett, Esq.
         Eunice Kim Chapon, Esq.